SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2005

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

February 4th, 2005

PRESS RELEASE
CONSOLIDATED REVENUE AT DECEMBER 31, 2004
(Unaudited data under French GAAP)

Revenue under the new scope of consolidation(1) at €24.6 billion, up 4.4% at constant exchange rates

Consolidated revenue	At	At	% change	Internal	External	Exchange
	December	December	2004/2003	growth	growth	rate
	31, 2004	31, 2003				fluctuations

	(€ m)	(€ m)

Revenue under the	24,645	23,821	3.5%	3.9%	0.5%	-0.9%
new scope of
consolidation

The Group’s consolidated revenue totaled €24.673 billion compared with €28.603 billion at  December 31, 2003 (see the table in the appendix to the press release for further detail).

Revenue from businesses under the new scope of consolidation came to €24.645 billion at December 31, 2004, representing growth of 3.5% at current exchange rates. Revenue increased 4.4% at constant exchange rates.

The negative impact of currency fluctuations (€218 million) is mainly attributable to the weaker US dollar (negative impact of €172 million).

The internal growth rate of businesses under the new scope of consolidation was 3.9% .

Revenue from businesses under the new scope of consolidation outside France amounted to €11.140 billion, representing 45.2% of the total.

______________________
(1)	The term “new scope of consolidation” excludes the North American assets sold in 2003 and 2004 (namely Surface Preparation, Everpure, Culligan and USFilter's equipment and short-term services activities) and FCC (leading Proactiva to be 50% consolidated under the proportionate accounting method in 2004).

WATER(1)

At	At	% change	Internal	External	Exchange
December 31,	December 31,	2004/2003	growth	growth	rate
2004	2003				fluctuations
(€ m)	(€ m)

9,798	9,585	2.2%	2.5%	0.5%	-0.8%

(1) New scope of consolidation

In France, revenue was affected by the much less favorable weather conditions than last year and the effects of the reduction in billings for payments collected on behalf of local water authorities (third-party revenue) during 2004. The business benefited from an excellent rate of contract renewals and an important contribution from new contracts and complementary services. Revenue growth came to 1%. However, excluding the payments collected on behalf of local authorities, revenue increased 2.6% .

Outside France, excluding Veolia Water Systems, internal growth remained brisk at nearly 9%. The businesses benefited from highly favorable trends across Europe and from the ramp-up in contracts won in the Asia-Pacific region (internal growth of 19%). The activities retained in the United States also performed well.

Revenue posted by Veolia Water Systems declined slightly by 2.7% at comparable scope and constant exchange rates owing to the drive to refocus on profitable contracts both in France and abroad.

WASTE MANAGEMENT(1)

At	At	% change	Internal	External	Exchange
December 31,	December 31,	2004/2003	growth	growth	rate
2004	2003				fluctuations
(€ m)	(€ m)

6,198	5,909	4.9%	7.2%	-0.2%	-2.1%

(1) New scope of consolidation

In France, despite a challenging economic environment, expansion of the waste collection, sorting and incineration businesses helped to lift internal revenue growth to 6.6% .

Total revenue growth outside France, excluding Latin America (Proactiva), was nearly 8% at comparable scope and constant exchange rates. Business in Northern and Central Europe (especially in the UK, Norway and the Czech Republic) posted continued strong growth. In the United States, the solid waste and industrial services activities recorded strong performance. Operations in Asia are continuing to benefit from satisfactory growth in volumes, especially in Hong Kong. Revenue in Australia posted a tangible increase on the back of expansion of the business in New South Wales and Queensland.

ENERGY SERVICES

At	At	% change	Internal	External	Exchange
December 31,	December 31,	2004/2003	growth	growth	rate
2004	2003				fluctuations
(€ m)	(€ m)

5,036	4,654	8.2%	7.2%	1.0%	-

Energy services achieved internal revenue growth of 7.2% .

Revenue in France grew internally by 5.9% as a result of expansion in business, especially with industrial customers, and the entry into service of cogeneration plants.

Outside France internal revenue growth was 9.6% . Expansion was particularly strong in Southern Europe (internal growth in Italy ran at nearly 18% due to new contract wins, while overall growth came to 29% due particularly to the acquisition of Giglio) and in the UK (growth of 12.6% at comparable scope and exchange rates).

TRANSPORTATION

At	At	% change	Internal	External	Exchange
December 31,	December 31,	2004/2003	growth	growth	rate
2004	2003				fluctuations
(€ m)	(€ m)

3,613	3,673	-1.6%	-1.9%	0.8%	-0.5%

The 1.9% decrease in revenue was attributable to the discontinuation of rail and bus operations in the UK. Excluding this impact, internal growth came to 14.7% .

  In France, internal revenue growth of 8% was due to both business expansion as well as contract renewals and extensions.
  Outside France, excluding the impact of the operations discontinued in the UK, internal revenue growth was 19.6%. Connex benefited in particular from the full impact of the Boston contract, rail contracts won in Germany, and the renewal and extension of the Melbourne contract in Australia.

The level of revenue growth should help the Group to achieve its annual targets. Based on the preliminary annual figures available, the Group is reiterating its guidance of double-digit growth in EBIT (new scope of consolidation) over the full year. Thanks to the impact of strong cash flow, the level of net debt is likely to fall below the lower end of the forecast range of €10.5 billion to €11.0 billion. These initial elements confirm the improvement in the Group’s performance and its ability to improve profitability and generate free cash flow.

Appendix

	At	At	% change	Internal	External	Impact of
Consolidated revenue	December	December	2004/2003	growth	growth	exchange
	31, 2004	31, 2003				rate
	(€ m)	(€ m)				fluctuations

Revenue under new	24,645	23,821	3.5%	3.9%	0.5%	-0.9%
scope of consolidation

Plus variation on the	+28	+79
percent consolidation
of Proactiva

Plus FCC	-	+2,965

Plus assets sold in the U.S.	-	+1,738

Consolidated revenue (1)	24,673	28,603

Plus FCC	+1,489	-

Plus assets sold in the U.S.	+878	-

"Comparable"	27,040	28,603
revenue(2)

Important Disclaimer.

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to the ability of Veolia Environnement to complete its divestiture transactions as a result of customary conditions precedent and closing adjustments, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 630 371 27 49

Press release also available on our web site: http//veoliaenvironnement-finance.com

(1)	On December 31, 2004, Veolia Environnement applied paragraph 23100 of CRC Regulation 99-02, allowing companies to report the group share in the net income of businesses sold during the year on a separate line of the income statement. The businesses are thus excluded from the new scope of consolidation and no longer contribute to consolidated revenue for the 2004 fiscal year.

(2)	Without the application of paragraph 23100 of CRC Regulation 99-02 mentioned above.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2005

VEOLIA ENVIRONNEMENT By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Senior Executive President and Chief Financial Officer